EXHIBIT 99.1

VIZSLA SILVER AWARDS EQUIPMENT SUPPLY AGREEMENT FOR PANUCO

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, June 16, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G31) ("Vizsla Silver" or the "Company") is pleased to announce that it has awarded the equipment supply agreement (the "Equipment Supply Agreement") to FLSmidth ("FLS") for the Company's wholly-owned Panuco silver-gold project ("Panuco" or the "Project") located in Sinaloa, Mexico.

The Equipment Supply Agreement includes engineering and supply of major process plant equipment spanning the entirety of the proposed process flowsheet outlined in the Company's 2025 Feasibility Study, with engineering work commencing immediately and formal Notice to Proceed anticipated in the coming months to initiate equipment manufacturing.

The Equipment Supply Agreement covers eight major equipment packages across crushing, grinding, thickening and counter current decantation, Merrill Crowe, and refining circuits of the proposed process plant at Panuco. The equipment has been specified to support both the initial 3,300 tonnes per day ("tpd") Phase 1 operation and the planned expansion to 4,000 tpd outlined in the 2025 Feasibility Study. The contract structure and equipment configuration are designed to facilitate future process plant modifications associated with the planned integration of the Napoleon mine in Year 4, with minimal operational downtime.

The parties have initially entered into a limited notice to proceed agreement ("LNTP") to authorize commencement of early engineering and procurement activities while the definitive terms of the Equipment Supply Agreement continue to be finalized.

"The award of this major equipment package to FLS represents a key procurement milestone for the Panuco Project," said Simon Cmrlec, Chief Operating Officer of Vizsla Silver. "We are pleased to be working with the FLS team who has provided us with a technically robust equipment package for the Project which supports both the initial Phase 1 plant design and future Phase 2 expansion plans while remaining in line with the process plant capital budget outlined in the Feasibility Study. FLS's Life-Cycle Service Offering will provide us with a high level of support throughout the commissioning, ramp-up and operations phases of the Panuco facility."

"We are excited to be selected as Vizsla Silver's key technology partner for their complete silver processing flowsheet. With our leading technologies and life-cycle service offerings, we look forward to helping Vizsla Silver maximize silver recovery and production throughout the life cycle of this new operation", comments Qasim Abrahams, Products Business Line President at FLS.

About FLSmidth

FLS is a leading supplier of mineral processing technology, process equipment, and service solutions to the global mining industry, covering the full flowsheet from comminution and classification to flotation, thickening, dewatering, refining, and tailings management. The company supports thousands of mining operations across more than 125 countries and has extensive operational and technical experience in Mexico, supported by local service and after sales capabilities, including its service centre in Zacatecas.

About Vizsla Silver and the Panuco Project

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Feasibility Study for Panuco in November 2025 which highlights 17.4 Moz AgEq of annual production over an initial 9.4-year mine life, an after-tax NPV(5%) of US$1.8B, 111% IRR and a 7-month payback at US$35.50/oz Ag and US$3,100/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development while continuing district-scale exploration through low-cost means.

In accordance with National Instrument 43-101, Jesus Velador, Ph.D. MMSA QP., Chief Geologist, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Website: www.vizslasilvercorp.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or performance and reflect management's expectations or beliefs regarding future events, plans, and objectives.

Forward-looking statements in this release include, but are not limited to, statements regarding: the timing and scope of engineering and supply works under the Equipment Supply Agreement; the commencement and advancement of engineering works under the Equipment Supply Agreement; the configuration of the equipment to support Phase 1 and Phase 2 operations at Panuco, including the planned expansion to 4,000 tpd; the anticipated integration of the Napoleon mine in Year 4 and the design of the process plant to facilitate future modifications with minimal operational downtime; the anticipated Life-Cycle Service Offering agreements with FLS; and the Company's ability to advance the Panuco Project toward production.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: the accuracy of the Feasibility Study parameters; the availability of financing on acceptable terms; that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 06:00e 16-JUN-26